October 23, 2015 VIA EDGAR AND FACSIMILE United States Securities and Exchange Commission (the “Commission”) Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	Community Shores Bank Corporation (the “Company”) Registration Statement on Form S-1 File No. 333-205233

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 pm Eastern Time on October 27, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify us by telephone and in writing of the effective date of the Registration Statement. If you have any questions about this request, please feel free to contact our counsel, Bradley J. Wyatt of Dickinson Wright PLLC, at (734) 623-1905, or the undersigned, at (231) 780-1800. Thank you in advance for your assistance in this matter.

Very truly yours, COMMUNITY SHORES BANK CORPORATION By: /s/ Tracey A. Welsh Name: Tracy A. Welsh Title: Principal Financial and Accounting Officer